Exhibit - 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

and its subsidiaries

			Year ended Dec. 31,
(dollar amounts in millions)			2006	2005	2004	2003	2002
1.	Income from continuing operations before impact of accounting change		$932	$884	$781	$745	$702
2.	Provision for income taxes		314	418	348	343	339
3.	Income from continuing operations before provision for income taxes and impact of accounting change (line 1 + line 2)		$1,246	$1,302	$1,129	$1,088	$1,041
4.	Fixed charges:
	a.	Interest expense (excluding interest on deposits)	$344	$267	$184	$192	$229
	b.	One-third of rental expense net of income from subleases and amortization of debt issuance costs	40	40	36	41	36
	c.	Total fixed charges (excluding interest on deposits) (line 4a + line 4b)	384	307	220	233	265
	d.	Interest on deposits	641	372	176	133	176
	e.	Total fixed charges (line 4c + line 4d)	$1,025	$679	$396	$366	$441
5.	Income from continuing operations before provision for income taxes and impact of accounting change, plus total fixed charges:
	a.	Excluding interest on deposits (line 3 + line 4c)	$1,630	$1,609	$1,349	$1,321	$1,306
	b.	Including interest on deposits (line 3 + line 4e)	$2,271	$1,981	$1,525	$1,454	$1,482
6.	Ratio of earnings (as defined) to combined fixed charges:
	a.	Excluding interest on deposits (line 5a divided by line 4c)	4.25	5.24	6.13	5.66	4.94
	b.	Including interest on deposits (line 5b divided by line 4e)	2.21	2.92	3.85	3.97	3.37